This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Bassett Ventures Inc.

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

June 14, 2006

Item 3.

Press Release

June 14, 2006, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Bassett Ventures Inc. announces the completion of a private placement, as first announced May 4, 2006 of 5,000,000 units at a price of US$0.12 per unit for gross proceeds of US$600,000. Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant (“Warrant”).  Each Warrant will entitle the holder to purchase one additional common share at a price of US$0.12 per share for twelve months from the date of issuance and US$0.15 per share thereafter, to a maximum of two years from the date of issuance.  The proceeds will be used for general working capital purposes.

Item 5.

Full Description of Material Change

Please see Item 4.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar

Peeyush Varshney

President

Corporate Secretary

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 14th day of June 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

BASSETT  VENTURES INC.

June 14, 2006

(No.2006-06-03)

Completion of Private Placement

Vancouver, BC: Bassett Ventures Inc. (CNQ: BAVI.U and OTCBB: BAVNF) announces the completion of a private placement, as first announced May 4, 2006 of 5,000,000 units at a price of US$0.12 per unit for gross proceeds of US$600,000. Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant (“Warrant”).  Each Warrant will entitle the holder to purchase one additional common share at a price of US$0.12 per share for twelve months from the date of issuance and US$0.15 per share thereafter, to a maximum of two years from the date of issuance.  The proceeds will be used for general working capital purposes.

The shares and underlying shares are subject to hold periods expiring October 15, 2006.

On behalf of the Board of Directors,

“Sokhie S. Puar”

Sokhie S. Puar

Director